UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2017

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

16 Grigoriou Lambraki Street
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is a press release of Seanergy Maritime Holdings Corp. (the "Company") dated July 5, 2017, announcing the Company's financial results for the quarter ended March 31, 2017.

This report and the exhibit attached hereto, other than the statements attributed to Stamatis Tsantanis, are hereby incorporated by reference into the Company's registration statements on Form F-3 (File Nos. 333-166697, 333-169813, 333-205301, and 333-214967).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP. (Registrant)
Dated: July 6, 2017
/s/ Stamatios Tsantanis By: Stamatios Tsantanis Chief Executive Officer

EXHIBIT 1

Seanergy Maritime Holdings Corp. Reports Financial Results for the Quarter Ended March 31, 2017

Highlights of 1Q 2017:

▪	Net Revenues: $13.3 million in 1Q 2017, up 90% compared to $7.0 million in 1Q 2016

▪	Expected gain of $11.4 million upon closing of refinancing of an existing loan facility

▪	Acquisition of another modern Capesize vessel, increasing fleet cargo-carrying capacity to 1.7 million dwt

▪	Proactive covenant waivers and deferrals with major lenders until second quarter of 2018

Recent developments in 2Q 2017:

▪	Time charter agreement for 18-22 months period for the Capesize M/V Lordship that could contribute more than $10 million of net revenues

▪	Delivery of the Capesize M/V Partnership and time charter agreement for 12-18 months period that could generate up to $8.8 million of gross revenue

▪	Termination of "At-The-Market" Equity Offering Program

July 05, 2017 - Athens, Greece - Seanergy Maritime Holdings Corp. (the "Company") (NASDAQ:SHIP) announced today its financial results for the quarter ended March 31, 2017.

For the quarter ended March 31, 2017, the Company generated net revenues of $13.3 million, a 90% increase versus the same period 2016. As of March 31, 2017, stockholders' equity was $26.7 million and cash and cash equivalents, including restricted cash was $6.9 million.

Stamatis Tsantanis, the Company's Chairman & Chief Executive Officer, stated:

"In the first quarter of 2017 we experienced the first signs of market recovery, which was reflected mostly in the Capesize market. Spot rates peaked at $20,000 per day and asset values recovered significantly from the historical lows of 2016. In respect of financial performance, our larger fleet as well as the improved market conditions led to a substantial increase of our revenues by more than 90% compared to the same period last year. In addition we entered into a lucrative agreement with one of our lenders that will result in an expected gain and equity accretion of $11.4 million that corresponds to more than 30% increase in our shareholder equity upon closing of this transaction in 3Q of 2017.

"In March 2017, pursuant to our prudent fleet expansion plan, we agreed to acquire another modern Capesize vessel. The M/V Partnership, was built in 2012 in Hyundai of South Korea and was delivered to our company in May 2017. The vessel recently commenced its 12-18 months' time charter with a major European utilities company at a strong gross rate of $16,200 per day. The Partnership is expected to generate approximately $8.8 million of gross revenue, assuming the full 18 months employment. Our modern fleet now consists of nine Capesize vessels and two Supramax vessels with a cargo carrying capacity of 1.7 million dwt.

"In June 2017, we also terminated our $20 million At-The-Market equity offering program. Since August 2016, we have raised approximately $28.3 million of gross proceeds from public equity offerings, including the ATM Offering. We have utilized these funds in the most constructive way as they enabled the Company to pursue highly accretive transactions. In particular, we have used the proceeds of the offerings to partly fund the acquisitions of the M/V Lordship, the M/V Knightship and the M/V Partnership, as well as to finance the prepayments under the early termination of a credit facility.

"The combined accretion in value we have created for our shareholders from these transactions is more than $27.9 million, which is derived from the market value appreciation of the acquisitions and the expected gain due to the early termination and refinancing of one of our facilities.

"Going back to market fundamentals, we believe that the continuous increase in demand for commodities, the longer-haul mining expansion and the associated increase in ton mile demand at a time of a historical reduction of Capesize fleet growth will contribute to a steady rise in freight rates and vessel values.

"Overall, we strongly believe that the Capesize segment represents the best fundamentals in the dry bulk industry and we continue to actively pursue accretive acquisition opportunities for quality Capesize vessels.

"Concluding, we strongly believe that the successful implementation of our business plan along with the improving dry bulk market conditions will continue to enhance shareholder value."

Company Fleet:

Vessel Name	Vessel Class	Capacity (in dwt)	Year Built	Yard
Championship	Capesize	179,238	2011	Sungdong
Partnership	Capesize	179,213	2012	Hyundai
Knightship	Capesize	178,978	2010	Hyundai
Lordship	Capesize	178,838	2010	Hyundai
Gloriuship	Capesize	171,314	2004	Hyundai
Leadership	Capesize	171,199	2001	Koyo – Imabari
Geniuship	Capesize	170,057	2010	Sungdong
Premiership	Capesize	170,024	2010	Sungdong
Squireship	Capesize	170,018	2010	Sungdong
Guardianship	Supramax	56,884	2011	CSC Jinling
Gladiatorship	Supramax	56,819	2010	CSC Jinling
Total / Average		1,682,582	8.2 years

Fleet Data:

	Q1 2017	Q1 2016
Ownership days (1)	900	728
Available days (2)	887	717
Operating days (3)	702	618
Fleet utilization (4)	78.0%	84.9%
Fleet utilization excluding drydocking & lay-up off hire days (5)	79.1%	86.2%
TCE rate (6)	$7,698	$3,765
Daily Vessel Operating Expenses (7)	$4,648	$5,118

(1)
Ownership days are the total number of calendar days in a period during which the vessels in a fleet have been owned. Ownership days are an indicator of the size of the Company's fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(2)
Available days are the number of ownership days less the aggregate number of days that the vessels are off-hire due to drydockings, special and intermediate surveys, or days when the vessels are in lay-up. The shipping industry uses available days to measure the number of ownership days in a period during which the vessels should be capable of generating revenues. During the three months ended March 31, 2017, the Company incurred 13 off-hire days for one vessel drydocking.

(3)
Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire for any reason, including off-hire days between successive voyages, as well as other unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which the vessels actually generate revenues. In the quarter ended March 31, 2017, the Company incurred 183 off-hire days between voyages and 2 off-hire days due to other unforeseen circumstances.

(4)	Fleet utilization is the percentage of time that the vessels are generating revenue, and is determined by dividing operating days by ownership days for the relevant period.

(5)
Fleet utilization excluding drydocking & lay-up off-hire days is calculated by dividing the number of the fleet's operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization excluding drydocking & lay-up days to measure a Company's efficiency in finding suitable employment for its vessels and excluding the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, drydockings, special or intermediate surveys and lay-ups.

(6)
Time Charter Equivalent (TCE) rate is defined as the Company's net revenue less voyage expenses during a period divided by the number of the Company's operating days during the period. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions. The Company includes the TCE rate, a non-GAAP measure, as it believes it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable US GAAP measure, and because it assists the Company's management in making decisions regarding the deployment and use of the Company's vessels and in evaluating their financial performance. The Company's calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles the Company's net revenues from vessels to the TCE rate.

(In thousands of US Dollars, except operating days and TCE rate)

	Q1 2017	Q1 2016
Net revenues from vessels	13,322	7,001
Less: Voyage expenses	7,918	4,674
Net operating revenues	5,404	2,327
Operating days	702	618
TCE rate	7,698	3,765

(7)
Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses by ownership days for the relevant time periods. The following table reconciles the Company's vessel operating expenses to the daily vessel operating expenses.

(In thousands of US Dollars, except ownership days and Daily Vessel Operating Expenses)

	Q1 2017	Q1 2016
Vessel operating expenses	4,183	3,726
Ownership days	900	728
Daily Vessel Operating Expenses	4,648	5,118

First Quarter 2017 Developments:

Acquisition of a 2012 built Capesize Vessel

On March 28, 2017, the Company agreed to acquire a 2012 South Korean-built Capesize vessel of 179,213 dwt at a gross purchase price of $32.65 million. The vessel was delivered to the Company on May 31, 2017 and has been renamed M/V Partnership.

Amendment to the Revolving Convertible Promissory Note to Jelco Delta Holding Corp. ("Jelco")

On March 28, 2017, the Company entered into an eighth amendment to the issued unsecured revolving convertible promissory note of September 7, 2015, as amended (the "Convertible Note"). Pursuant to this amendment, the Applicable Limit (as defined in the Convertible Note) will be reduced by $3.1 million on each of September 7, 2018 and September 7, 2019. Principal amounts outstanding under the Convertible Note will be repayable to the extent that the aggregate outstanding principal exceeds the Applicable Limit. As of the date of this press release, the Company has drawn down the entire amount available under the Convertible Note.

Time Charter Agreement for M/V Lordship

On March 22, 2017, the Company extended the duration of the time charter contract of the M/V Lordship for a period of up to twenty-two months with a major European charterer. The vessel commenced the extended period on June 28, 2017. The charter rate is based on the 5 route average of the Baltic Capesize Index and the Company has the option, at any time, to convert the index linked rate into a fixed rate corresponding to the prevailing value of the Capesize forward freight agreement, for a duration of minimum of three to maximum of twelve months.

Proactive Covenant Deferrals and Waiver Agreements on Loan Facilities

On March 14, 2017, the Company agreed with four of its senior lenders for the proactive waiver and deferral of the application date of certain major financial covenants until the second quarter of 2018.

Agreement for early termination of credit facility resulting in a material gain

On March 7, 2017, the Company entered into a definitive agreement with one of the Company's lenders for the early termination of a loan facility. Upon completion of the transaction, the gain and equity accretion to the Company is estimated to be approximately $11.4 million.

Termination of ATM Offering

On February 3, 2017, the Company entered into an Equity Distribution Agreement with Maxim Group LLC ("Maxim") as sales agent, under which the Company may offer and sell, from time to time through Maxim up to $20 million of its common shares. The Company determined, at its sole discretion, the timing and number of share sales pursuant to the Equity Distribution Agreement along with any minimum price below which sales may not be made. As of the date of this press release, the Company has sold 2,782,136 common shares for an aggregate amount of $2.9 million of gross proceeds. On June 27, 2017, the Company and Maxim mutually terminated the Equity Distribution Agreement.

Subsequent Developments:

Time Charter Agreement for M/V Partnership

On May 26, 2017, the Company entered into a time charter contract for M/V Partnership for a period of about twelve to about eighteen months. The vessel is chartered out to a major European energy and utility company at a gross rate of $16,200 and was delivered to the charterer on June 13, 2017.

Loan Facility with Amsterdam Trade Bank N.V.

On May 24, 2017, the Company entered into an $18.0 million senior loan facility with Amsterdam Trade Bank N.V. to fund part of the acquisition cost of M/V Partnership. As of the date of this press release, the Company has fully drawn down the facility.

Loan Facility with Jelco

On May 24, 2017, the Company entered into a $16.2 million junior loan facility with Jelco to fund part of the acquisition cost of M/V Partnership. As of the date of this press release, the Company has fully drawn down the facility.

Appointment of New Board Member

On May 4, 2017, the Board of Directors of the Company was expanded to five members and Ioannis (John) Kartsonas was appointed as an independent member of the Board of Directors to serve as a Class C Director. Mr. Kartsonas has more than 18 years of experience in finance and commodities trading. He is currently the Principal and Managing Partner of Breakwave Advisors LLC., a commodity-focused advisory firm based in New York. Prior to that, he held various senior positions in investment management and research focusing in shipping and commodities. He has earned an MBA in Finance from the University of Rochester.

Conference Call:

As previously announced, today, Wednesday, July 5, 2017 at 9:00 a.m. Eastern Time, the Company's management will host a conference call to present the financial results.

Conference Call Details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or + (44) (0) 1452 542 301 (from outside the US). Please quote "Seanergy".

A replay of the conference call will be available until Wednesday, July 12, 2017. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 2094507#.

Audio Webcast: There will also be a simultaneous live webcast over the Internet, through the Seanergy website (www.seanergymaritime.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Balance Sheets
(In thousands of US Dollars)

	March 31, 2017	December 31, 2016
ASSETS
Cash and restricted cash	6,940	15,908
Vessels, net and advances for vessels acquisitions	232,972	232,109
Other assets	10,508	9,517
TOTAL ASSETS	250,420	257,534

LIABILITIES AND STOCKHOLDERS' EQUITY
Bank debt	208,970	208,798
Convertible promissory note	1,624	1,297
Due to related parties	5,883	5,878
Other liabilities	7,236	10,729
Stockholders' equity	26,707	30,832
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	250,420	257,534

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Operations
 (In thousands of US Dollars, except for share and per share data, unless otherwise stated)

	Three months ended March 31,
	2017	2016
Revenues:
Vessel revenue, net	13,322	7,001

Expenses:
Voyage expenses	(7,918)	(4,674)
Vessel operating expenses	(4,183)	(3,726)
Management fees	(240)	(232)
General and administrative expenses	(1,039)	(839)
Depreciation and amortization	(2,623)	(2,220)
Operating loss	(2,681)	(4,690)
Other expense:
Interest and finance costs	(3,603)	(2,040)
Other, net	(1)	3
Total other expenses, net:	(3,604)	(2,037)
Net loss	(6,285)	(6,727)

Net loss per common share, basic and diluted	(0.18)	(0.35)
Weighted average number of common shares outstanding, basic and diluted	34,291,347	19,370,412

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is an international shipping company that provides marine dry bulk transportation services through the ownership and operation of dry bulk vessels. The Company currently owns a modern fleet of eleven dry bulk carriers, consisting of nine Capesizes and two Supramaxes, with a combined cargo-carrying capacity of approximately 1,682,582 dwt and an average fleet age of about 8.2 years.

The Company is incorporated in the Marshall Islands with executive offices in Athens, Greece and an office in Hong Kong. The Company's common shares and class A warrants trade on the Nasdaq Capital Market under the symbols "SHIP" and "SHIPW", respectively.

Please visit our company website at:  www.seanergymaritime.com

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's ability to continue as a going concern; the Company's operating or financial results; the Company's liquidity, including its ability to pay amounts that it owes and obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com